                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a).
                               (Amendment No. 1)(1)

        TRIDENT ROWAN GROUP, INC. (FORMERLY, DE TOMASO INDUSTRIES, INC.)
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                   89614K-10-6
                         ------------------------------
                                 (CUSIP Number)

                                   Tail Trust
               c/o Pirunico Trustees (Jersey) Limited Account 282
                               44 Esplanade House
                       St. Helier, Jersey, Channel Islands
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 30, 1998
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following page(s))

--------------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP
No.  89614K-10-6                      13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)
                                   Tail Trust
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 2       Check the Appropriate Box if a Member of a Group*
                                                                     (a)  / /
                                                                     (b)  / /
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 3       SEC Use Only

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 4       Source of Funds*                            Not Applicable

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 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                    / /

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 6       Citizenship or Place of Organization                    Isle of Mann

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                      7       Sole Voting Power

      Number of                    0 shares                                0%
       Shares         ----------------------------------------------------------
    Beneficially      8            Shared Voting Power
      Owned By
        Each                            0 shares                           0%
      Reporting       ----------------------------------------------------------
       Person         9            Sole Dispositive Power
        With
                                        0 shares                           0%
                      ----------------------------------------------------------
                      10           Shared Dispositive Power

                                        0 shares                           0%
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11  Aggregate Amount Beneficially Owned By Each Reporting Person

                                    0 shares
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12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                           0%
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14 Type of Reporting Person*

                                       OO
================================================================================

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    -2 of 5-
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         This statement, dated June 30, 1998, constitutes Amendment No. 1 to the Schedule 13D, dated July 5, 1995, regarding the reporting persons' ownership of common stock of Trident Rowan Group, Inc. (formerly, De Tomaso Industries, Inc.) (the "Issuer").

         The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment No. 1 of the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting person. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1   SECURITY AND ISSUER.

         (a) Trident Rowan Group, Inc. (formerly, De Tomaso Industries, Inc.) Two Worlds Fair Drive
              Somerset, New Jersey 08873

ITEM 4.  PURPOSE OF TRANSACTION

         Tail Trust disposed of all 776,530 shares of common stock heretofore owned by Tail Trust to the Issuer in consummation of an agreement between Alejandro De Tomaso and the Issuer, to which Tail Trust became a successor in interest upon gift of the securities by Mr. De Tomaso to Tail Trust. The Agreement has been filed by the Issuer as an exhibit to a periodic report under Section 13(a) of the Exchange Act.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

        (a) The following list sets forth the aggregate number and percentage (based on 776,530 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the period ending March 31, 1998) of outstanding shares of Common Stock beneficially owned by each reporting person named in
Item 2, as of June 30, 1998.

                                   Shares of           Percentage of Shares
                                  Common Stock           of Common Stock
           Name                Beneficially Owned       Beneficially Owned
           ----                ------------------       ------------------

        Tail Trust                     0                        0%

        (b)  Not applicable.


                                    -3 of 5-
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                  (c) The following is a description of all transactions in
shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from April 30, 1998 through June 30, 1998, inclusive:

                                                                Purchase or
                                      Number of shares of      Sales Price
                       Purchase or        Common Stock         Per Share or
Name of Shareholder     Sale Date       Purchase or Sold        Per Warrant
-------------------     ---------       ----------------        -----------

    Tail Trust           6/30/98             776,530              $11.27

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e) Effective June 30, 1998, the reporting person ceased to be the beneficial owner of more than (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See Item 4.


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                                                     SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:    June 30, 1998

                                       TAIL TRUST

                                       BY: PIRUNICO TRUSTEES (JERSEY) LIMITED
                                           ACCOUNT 282

                                       By:  PETER LEWIN
                                          -----------------------------------
                                            Peter Lewin, Director

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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